Exhibit 99.14
[Form of e-mail message to Eligible Employees February 7, 2002]

By now you should have received your Stock Option Exchange Program election package and PIN letters. If you have not received your package, please call the Stock Option Exchange Hotline at the numbers listed below as soon as possible to request a new package and/or PIN. To allow for delivery time, you should call the Hotline no later than February 15 to request a new package. If you wish to participate in the program and you do not make an election prior to the close of the election period - February 22, 2002 - you will not be allowed to participate in the program.

         There will be no extension of the deadline for employees who do not receive their package!

If you have access to the Stock Option Exchange web site, you can make an election without receiving a package. Using your 5-digit PIN, you can use the Stock Option Exchange web site to access your personalized stock option information, make an election on the web site, or print out another election form. If you have lost, or never received, your PIN, you can call the Hotline to get your PIN. You can also access the Stock Option Exchange Program Summary Guide on the Stock Option Exchange web site without a PIN, but you cannot make an election, access the personalized calculator or print a new election form without the PIN.

Remember, if you do NOT want to participate in the program, you do not need to make an election. No response from you will mean that your current options remain in effect under the original terms and conditions of those options.

Stock Option Exchange Program Resources
The Stock Option Exchange Program Web Site and the Stock Option Exchange Hotline will be available throughout the election period.

o     Stock Option Exchange Program Web Site
o     On Kodak's intranet at:  hrglobalid.kodak.com
o     On the Internet at:  www.soep.kodak.com
          This site is available in 10 different languages

o    Stock Option Exchange Hotline
o    Inside Kodak, KNET:  224-4503
o    Toll-Free (U.S. & Canada):  1-866-854-7887
o    Long-Distance:*  1-585-724-4503
          *Use of this number will incur long-distance charges
          Translation services will be available.
          Hours
          Monday, Tuesday & Wednesday
          9:00 a.m.- 8:00 p.m., Eastern Time (U.S.)
          Thursday & Friday
          9:00 a.m.- 5:00 p.m., Eastern Time (U.S.)

Translation services are available on the Stock Option Exchange Hotline, and we'd love to hear from you!
We welcome calls from all countries and have over 140 languages that we canhelp with. We look forward to assisting all Kodak employees worldwide. There is access to these translation services during all the hours our Hotline is open.